

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2012

<u>Via E-mail</u>
Chaojun Wang
Chairman and Chief Executive Officer
Longhai Steel, Inc.
No. 1 Jingguang Road, Neiqiu County
Xingtai City, Hebei Province
People's Republic of China 054000

     **Re: Longhai Steel, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed April 10, 2012
           File No. 001-35017**

Dear Mr. Wang:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Era Anagnosti, for

                        Pamela Long
                        Assistant Director

cc: Fang Liu (*via e-mail*)
       Pillsbury Winthrop Shaw Pittman LLP